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EXHIBIT 21.1

SONUS NETWORKS, INC.
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Sonus International, Inc.	Delaware
Sonus Securities Corp.	Massachusetts
telecom technologies, inc.	Texas
Sonus Networks (Austria) GmbH	Austria
Sonus Networks Limited	United Kingdom
Sonus Networks Pte. Ltd.	Singapore
Nihon Sonus Networks K.K.	Japan
Westford Networks Mexico, S. de R.L. de C.V.	Mexico
Sonus Networks GmbH	Germany
Sonus Networks EURL	France
Sonus Networks España, S.R.L.	Spain
Sonus Networks India Private Limited	India
Sonus Networks Trading Private Limited	India
Sonus Networks (HK) Limited	Hong Kong
Sonus Networks s.r.o.	Czech Republic
Sonus Networks Malaysia Sdn. Bhd.	Malaysia
Sonus Networks Corp.	Canada
Sonus Networks AB	Sweden

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  EXHIBIT 21.1
SONUS NETWORKS, INC. SUBSIDIARIES OF THE REGISTRANT